Throne Labs Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2021

through December 31, 2022

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Throne Labs Inc.

Table of Contents

TaxDrop

Independent Accountant's Review Report

March 29, 2023
To: Management of Throne Labs Inc.
Attn: Fletcher Wilson, CEO
Re: 2022-2021 Financial Statement Review – Throne Labs Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Throne Labs Inc. (the "Company"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Throne Labs Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 29, 2023

Throne Labs Inc
BALANCE SHEETS
December 31, 2022 and 2021
(Unaudited)

ASSETS	2022	2021
Current Assets		
Cash and cash equivalents	$ 742,204	$ 3,323,343
Accounts Receivable	2,500	2,314
Inventory	135,868	338,517
Prepaids	6,513	744
Total Current Assets	**887,084**	**3,664,918**
Property and Equipment		
Property and Equipment	432,912	463,841
Accumulated Depreciation	(53,309)	(19,947)
Net Property and Equipment	**379,603**	**443,894**
Other Assets		
Deposits	-	-
Right of Use Asset	79,637	135,741
Total Other Assets	**79,637**	**135,741**
Total Assets	**$ 1,346,324**	**$ 4,244,553**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 54,390	$ 5,782
Credit Cards	10,752	31,966
Accrued Expenses	23	-
Payroll Liability	-	44,245
Current portion of lease liability	57,725	57,627
Convertible Notes	500,000	-
Total Current Liabilities	**622,890**	**139,620**
Long-Term Liabilities		
Lease liability, net of current portion	24,069	81,794
Total Long-Term Liabilities	**24,069**	**81,794**
Total Liabilities	**646,959**	**221,414**
Stockholders' equity		
Common Stock, $0.0001 par value; 24,317,538 authorized; 8,854,880 and 10,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	885	1,000
Preferred Stock, $0.0001 par value; 11,593,740 authorized; 11,593,740 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,159	1,159
Treasury Stock	115	
Additional Paid in Capital	6,153,758	6,153,758
Retained Earnings	(5,456,552)	(2,132,778)
Total Stockholders' Equity	**699,366**	**4,023,139**
Total Liabilities and Stockholders' Equity	**$ 1,346,324**	**$ 4,244,553**

The accompanying footnotes are an integral part of these financial statements.

Throne Labs Inc
INCOME STATEMENTS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues	$ 7,250	$ -
Cost of Revenues	99,709	60,014
Gross Profit	(92,459)	(60,014)
Operating Expenses		
General and administrative	344,037	76,056
Advertising and marketing	28,026	2,003
Salaries and wages	1,289,387	562,317
Professional services	239,612	201,029
Legal Services	98,402	92,231
Facilities	98,928	50,856
R&D	365,979	428,985
IT Expense	71,747	7,712
Depreciation and amortization	103,414	19,947
Total Operating Expenses	**2,639,532**	**1,441,136**
Other Income/(Expense)		
Other income	5,936	-
Gain (Loss) on asset disposal	(596,742)	(24,129)
Cost of Financing	(976)	(29,899)
Interest expense	-	(154,910)
Total Other income (expense)	**(591,782)**	**(208,938)**
Net Income (Loss)	**$ (3,323,773)**	**$ (1,710,088)**

The accompanying footnotes are an integral part of these financial statements.

Throne Labs Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Treasury Stock	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.0001 par)	Shares	Value ($0.0001 par)				
Balance as of December 31, 2020	**10,000,000**	**$ 1,000**	**-**	**$ -**	**$ -**	**$ -**	**$ (422,691)**	**$ (421,691)**
Issuance of Preferred Stocks	-	-	11,593,739	1,159	6,153,758	-	-	**6,154,917**
Net loss	-	-	-	-	-	-	(1,710,088)	**(1,710,088)**
Balance as of December 31, 2021	**10,000,000**	**1,000**	**11,593,739**	**1,159**	**6,153,758**	**-**	**(2,132,778)**	**4,023,139**
Stock buy back	(1,145,120)	(115)	-	-	-	115	-	**-**
Net loss	-	-	-	-	-	-	(3,323,773)	**(3,323,773)**
Balance as of December 31, 2022	**8,854,880**	**$ 885**	**11,593,739**	**$ 1,159**	**$ 6,153,758**	**$ 115**	**$ (5,456,552)**	**$ 699,366**

The accompanying footnotes are an integral part of these financial statements.

Throne Labs Inc
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (3,323,773)**	**$ (1,710,088)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	33,362	19,947
Right of use assets and lease liabilities	(1,523)	3,680
Changes in operating assets and liabilities:		
Accounts receivable	(186)	(2,314)
Prepaids	(5,768)	94
Inventory	202,649	(338,517)
Deposits	-	13,106
Accounts payable	48,608	(50,786)
Accrued expenses	(21,191)	28,864
Payroll liability	(44,245)	44,245
Net cash provided by (used in) operating activities	**(3,112,068)**	**(1,991,768)**
Cash Flows from Investing Activities		
Restroom units	131,371	(312,051)
Vehicles	(92,937)	(151,790)
Furniture and equipment	(7,505)	-
Net cash used in investing activities	**30,929**	**(463,841)**
Cash Flows from Financing Activities		
Issuance of Preferred stock	-	5,404,917
Issuance of Convertible notes	500,000	-
Net cash used in financing activities	**500,000**	**5,404,917**
Net change in cash and cash equivalents	**(2,581,139)**	**2,949,308**
Cash and cash equivalents at beginning of period	3,323,343	374,035
Cash and cash equivalents at end of period	**$ 742,204**	**$ 3,323,343**
Supplemental information		
Interest paid	-	$ 154,910
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Throne Labs, Inc., (which may be referred to as the "Company", "we," "us," or "our") registered in Delaware on June 15, 2020. The Company is developing a smart bathroom that will transform the traditional portable sanitation industry and broadly expand access to bathrooms. The Company's headquarters are in Brentwood, MD. The Company began operations in 2020.

Since inception, the Company has relied on the issuance of convertible notes (see Note 4), and an equity funding round (see Note 5) to fund its operations. As of December 31, 2022, the Company had a loss from operations and will likely incur additional losses prior to generating and maintaining positive income from operations and retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from traditional equity fundraising, a crowdfunding raise (see Note 8) and funds from revenue producing activities.

Management believes future capital raises will alleviate the substantial concern about its ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

Inventory

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first in, first-out method for finished goods and raw materials. The Company recognizes all raw costs as raw materials until the unit production is completed. Once the Company has completed production of a restroom unit the costs incurred per unit are capitalized.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

The Company capitalizes each restroom unit produced and records the units at cost. Other fixed assets include the vehicle equipment used for transportation of restroom units as well as other equipment also recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation will be provided using the straight-line and double declining balance methods, based on useful lives of the assets between 5 and 8 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2022 and 2021.

Leases

The Company determines if a contract is classified a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk-free rate of the lease term length at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of office space.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022 and 2021.

Revenue Recognition

The Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company's contracts consist of customer orders through its ecommerce platform. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of the deployment of Throne restrooms at customer specified locations, as well as the furnishing of ongoing service operations. Company's payments are generally collected monthly at the end of each month's services. In some situations, customers may pay an upfront payment prior to deployment to lower the cost of recurring services. Consideration received prior to the completion of the performance obligation is recorded as deferred revenue. Deferred revenues are expected to be recognized within the subsequent twelve months and thus are recorded as a current liability on the balance sheets.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 and December 31, 2022, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and December 31, 2022, the unrecognized tax benefits accrual was zero.

Recent Accounting Pronouncements Adopted in 2022

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 6 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2022 and 2021 consists of the following:

	2022	2021
Restroom Units	180,680	312,051
Fleet Equipment	92,937	-
Vehicles	151,790	151,790
Furniture and Equipment	7,505	
Accumulated Depreciation/Amortization	(53,309)	(19,947)
Total	$ 379,603	$ 443,894

As of December 31, 2022, and 2021 the Company had depreciation expenses of $103,414 and $19,947, respectively.

NOTE 4 – CONVERTIBLE NOTES

In September 2020 the Company issued $750,000 of 20% discount unsecured convertible notes (the "2020 Notes") with a maturity date of July 2023. The notes were issued with a $3,000,000 valuation cap.

In January 2021 the Company issued $2,250,000 of 20% discount unsecured convertible notes (the "2021 Notes") with a maturity date of January 2024. The notes were issued with a $7,000,000 valuation cap.

The 2020 Notes and 2021 Notes with their respective accrued interest payable were automatically converted upon the equity funding round in 2021.

In December 2022 the Company issued $500,000 of 20% discount unsecured convertible notes with a maturity date of December 2025. The notes carry an 8% interest rate and are outstanding as of December 31, 2022. The notes will be automatically converted upon a Qualified Financing. Conversion price shall be a price per share equal to the lesser of 80% of the Price per share paid by purchasers of capital stock of the Company pursuant to a Qualified Financing or an amount obtained by dividing $12,000,000 by the Fully Diluted Capitalization of the Company.

NOTE 5 – EQUITY

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

The Company authorized 24,317,538 shares of Common Stock at $0.0001 par value and 11,593,740 shares of Preferred Stock at $0.0001 par value.

As of December 31, 2022 and 2021, the Company has 8,854,880 and 10,000,000 shares of Common Stock as well as 11,593,740 and 11,593,740 shares of Preferred Stock issued and outstanding, for each year respectively.

Voting Rights

The Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders provided, however that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates Solely to the terms of one or more outstanding series of Preferred Stock the holders of such affected Series are entitled either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law.

Each holder of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

In an event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to repayment an amount per share equal to one time the applicable Original Issue Price, plus any dividends declared but unpaid.

NOTE 6 – LEASES

In April 2021 the Company entered into an operating lease for warehouse space. The lease has a term of 37 months. The Company has operating lease costs of $50,856 for the year ended December 31, 2022. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 57,864
2024	24,110
2025	-
Total Future payments	$ 81,974
Less interest	(180)
Present value of lease liabilities	$ 81,794

Months remaining as of December 31 2022:	17
Interest rate	0.17%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and December 31, 2022.

COVID-19

THRONE LABS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
(UNAUDITED)

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Raise

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through March 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.